Confidential

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

SEC I.D No. 8-49571

Financial Statements and Supplemental Schedules

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/31/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Santander Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Snyder	(781) 588-6429	jonathan.snyder@santandersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Santander Securities

OATH OR AFFIRMATION

I, Jonathan Snyder, swear (or affirm) that, to the best of my knowledge and belief, the financial reporting pertaining to the firm of Santander Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:____________________

Title: Chief Financial and Operating Officer, SSLLC

Date: February 27, 2025

2/27/2025

Lawrence A. Carter
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
May 3, 2030

75 State Street, Boston, MA 02109

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Table of Contents
December 31, 2024

This filing contains:

X	Facing Page	
X	Report of Independent Registered Public Accounting Firm	
X	(a)	Statement of Financial Condition
	(b)	Notes to consolidated statement of financial condition.
X	(c)	Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
X	(d)	Statement of Cash Flows
X	(e)	Statement of changes in stockholders' or partners' or sole proprietor's equity.
	(f)	Statement of changes in liabilities subordinated to claims of creditors.
X	(g)	Notes to consolidated financial statements.
X	(h)	Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
	(i)	Computation of tangible net worth under 17 CFR 240.18a-2.
X	(j)	Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
	(k)	Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
	(l)	Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
X	(m)	Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
	(n)	Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR

Confidential

		240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
	(p)	Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X	(q)	Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
	(r)	Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X	(s)	Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
	(t)	Independent public accountant's report based on an examination of the statement of financial condition.
	(u)	Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
	(v)	Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X	(w)	Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
	(x)	Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
X	(z)	Other: Copy of the SIPC Supplemental Report (filed separately)

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Index
December 31, 2024

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2024, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 (Schedule I) and Computation for Determination of Customer Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Schedule II) as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530-5000, F: (617) 530-5001, www.pwc.com

performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2025

We have served as the Company's auditor since 2016.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2024 **Confidential**

Assets	
Cash and cash equivalents (including $333,762 of deposits with affiliates) (Note 4)	$ 1,658,093
Deposit with clearing broker	250,000
Securities owned at fair value (Note 5)	4,275,576
Receivables from brokers and dealers (Note 6)	27,739,092
Other receivables	1,007,700
Prepaid expenses	1,629,263
Total assets	$ 36,559,724
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $4,896,379 to affiliates)	$ 6,950,463
Deferred contract incentive (Note 11)	2,903,333
Accrued contingencies (Note 12)	500,000
Total liabilities	10,353,796
Member's equity	26,205,928
	$ 36,559,724

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Operations
December 31, 2024
Confidential

Revenues	
Revenue from contracts with customers	
Commissions	$ 42,718,405
Investment advisory fees	27,818,913
Total revenue from contracts with customers (Note 7)	70,537,318
Other income	2,735,096
Total revenues	$ 73,272,414
Expenses	
Employee compensation and benefits (including $49,090,523 with affiliates)	47,989,929
Networking agreement expenses to affiliates	8,126,292
Occupancy and equipment (including $430,728 to affiliates)	1,647,368
Clearance fees	3,076,453
Communications	453,629
Professional services (including $2,248,129 to affiliates)	4,817,102
Other operating expenses	3,983,844
	70,094,617
Net Income before provision for income taxes	3,177,797
Income tax expense (Note 9)	(17,421,182)
Net Loss	$ (14,243,385)

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Statement of Changes in Member's Equity

December 31, 2024 **Confidential**

Member's equity at December 31, 2023	$ 40,626,786
Dividend to Parent Company	-
Net Income	(14,243,385)
Deductions from Members Equity	(177,473)
Member's equity at December 31, 2024	$ 26,205,928

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Cash Flows
Year Ended December 31, 2024

Confidential

Cash flows from operating activities	
Net Income	$ (14,243,385)
Adjustments to reconcile net loss to net cash provided by operating activities	
State Tax	(177,473)
(Increase) / Decrease Deferred Tax Asset	17,592,571
(Increase) decrease in operating assets	
Securities owned at fair value	(4,275,576)
Receivables from brokers and dealers	(11,676,294)
Other receivables	557,785
Prepaid Expenses	9,731
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	(3,969,378)
Deferred contract incentive	(1,340,000)
Net cash provided by operating activities	(17,522,019)
Cash flows from investing activities	
Net cash used by investing activities	7,320
Net increase in cash and cash equivalents	(17,514,699)
Cash and cash equivalents	
Beginning of year	19,172,792
End of year	$ 1,658,093

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Santander Securities LLC (the Company, or SSLLC) is a subsidiary of Santander Capital Holdings, LLC. Santander Capital Holdings, LLC is a wholly owned subsidiary of Santander Holdings USA, Inc. ("SHUSA" or "the parent company"). SSLLC, a Delaware LLC, provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company is also exempt because other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company uses National Financial Services LLC as the clearing broker for its brokerage transactions. National Financial Services LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission (SEC).

In or about 2012, and as periodically renewed and amended thereafter SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of SHUSA, the parent of SSLLC and subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent"). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank's customers and others in eight states of the United States of America.

2. Significant Accounting Policies and Other Matters

The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry. Since January 1, 2024, the Company has not adopted any new accounting standards that had a material impact on the Company's financial position or results of operations.

Summary of the Company's Significant Accounting Policies:

Estimates
In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less when acquired.

Fair Value Measurements
A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of

valuation techniques used to measure fair value. These three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

The fair values of certain financial instruments including cash, deposits with clearing broker, receivables from brokers and dealers are considered to approximate their respective carrying values due to their liquidity and short-term nature.

The Company holds Level 1 Treasury Bills for investments, which are based on the unadjusted quoted market prices for identical assets or liabilities that we can access.

Receivables
The company estimates expected credit losses over the life of the accounts receivable based on relevant information about past events, current conditions and reasonable and supportable forecasts and determined providing an allowance for uncollected amounts over 120 days is the best estimate of expected credit losses over these assets.

Receivable from Clearing Broker
The Company clears all its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to transactions as discussed in Note 6 and includes activity with National Financial Services LLC as of the end of the year.

The Company evaluated the risk of credit losses and determined the expected loss estimate is zero based on historical experience and current conditions of the clearing broker.

Income Taxes
On January 1, 2024, the Company, formerly a regarded C Corporation, became a single-member limited liability company (SMLLC) of Santander Capital Holdings, LLC and as such is treated as a disregarded entity for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLC's activity that is included in Santander Capital Holdings, LLC's federal and state income tax returns. The Company settles with SHUSA, the holding company, for its share of the federal and state income tax liabilities in accordance with the tax sharing agreement in place. At December 31, 2024, the Company had a payable to SHUSA of $177,473 for 2024 state

income taxes which is included in accounts payable and accrued expenses on the statement of condition and a receivable from SHUSA of $697,452 for 2023 state income taxes which is included in other receivables on the statement of condition.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company adopted this standard as of January 1, 2024 prospectively. The ASU specifies that an entity is not required to allocate any portion of the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax, such as a SMLLC, in its separate financial statements.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters arrangements with insurance companies to sell annuity products on their behalf and with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of annuities or funds to investors and as such this is fulfilled when the annuity is sold or on the securities trade date. Any fixed amounts are recognized on the trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees. The Company provides investment advisory services daily. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they

relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Other Income
Marketing support assistance income is received from annuity carriers monthly and are recognized based on agreements with each counterparty.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2024 evaluation, management has considered that the Company incurred a net loss before income taxes during the period December 31, 2013 to December 31, 2023. In the period from January 1, 2024 to December 31, 2024 the company produced a net profit before taxes. The Company's business purpose is to serve as an introducing broker dealer for customers of Santander Bank NA, a wholly owned subsidiary of SHUSA.

The Company will continue as a going concern. SHUSA has committed to provide unconditional, continuous capital necessary for SSLLC to maintain an adequate net capital position for a year from the date of the financial statements issuance. In 2024, the Company did not receive any capital contributions from the parent company and paid no dividend to the parent company.

4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2024 are as follows:

Bank balances	$ 1,658,093
Cash on hand	-
Cash and cash equivalents in the statement of cash flows	$ 1,658,093

5. Securities Owned at Fair Value

The Company holds Treasury Bills for investments that are deemed to be Level 1:

Valuations based on unadjusted quoted market prices for identical assets or liabilities that we can access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Company does not hold any Level 2 or Level 3 investments.

6. Receivable from Clearing Broker

Amounts receivable from and payable to the clearing broker at December 31, 2024 consists of the following:

Receivables	
Receivables from proprietary and customer transactions	$ 28,063,749
Open transactions	-
Payables	
Payable for clearing and custody services	$ (324,657)
Open transactions	-
Net Receivables	$ 27,739,092

There were no open transactions as of December 31, 2024. The open transactions would have been the amounts receivable and payable for security transactions that have not reached the contractual settlement dates. Receivables from broker-dealers and clearing organizations may include amounts receivable for securities failed to deliver, amount receivable from clearing organizations relating to open transactions, or amount payable to clearing organizations for open transactions. The credit exposure is limited to the amount owed to the Company for a short period of time and an allowance for credit losses is not held against these receivables. The receivables amounts are reflected in the Receivables from brokers and dealers line item on the Statement of Financial Condition.

7. Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers at December 31, 2024 consists of the following:

Revenue from contracts with customers	
Commissions	
Brokerage commissions	$ 2,398,305
Distribution fees	40,320,100
Total commissions revenue	42,718,405
Investment Advisory fees	27,818,913
Total revenue from contracts with customers	$ 70,537,318

8. Related-Party Transactions

In the normal course of business, the Company enters transactions with affiliated companies. During 2024, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement current termination date is June 2025, but automatically extends in one year increments unless cancelled by either party, and requires monthly referral fee payments. Contingent referral payments will be paid based on 50% of the net revenues resulting from BSI customer referrals and will be payable after allocation of operating expenses. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $134,819 for the year ended December 31, 2024 of which a $20,912 payable exists as of December 31, 2024.

During 2024, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank, N.A. (SBNA) to provide broker-dealer services in eight states of the United States of America. As part of such agreement, SBNA will provide office space and registered representative agents' compensation among other services. The agreement ends in April 2027 and requires monthly lease payments and reimbursement of compensation and costs associated with registered representatives. Payments to SBNA will be paid based on 12.5% of gross revenues from commission and fees. Such agreement includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $7,991,474 related to the payments and $35,914,182 to employee compensation and benefits, totaling $43,905,656 for the year ended December 31, 2024 of which $3,110,485 remain payable as of December 31, 2024.

During 2024, SSLLC maintained a services agreement with SBNA to provide HR services, information technology, legal, compliance and accounting among others. The agreement ends on November 1, 2027 and includes an indemnification clause where SSLLC will indemnify SBNA on the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $13,176,341 recorded in employee compensation and benefits and $1,315,474 recorded in professional services, totaling $14,491,815 for the year ended December 31, 2024 of which $1,167,893 remain payable as of December 31, 2024.

The Company has accounts payable balance of $438,619 due to affiliates for payments to service providers on behalf of SSLLC.

Also, the Company paid $932,655 to other affiliates for other operational and consulting services as well as $430,728 for software related expenses during the year ended December 31, 2024. As of December 31, 2024, $519,403 remains payable. SSLLC maintained cash bank accounts of $333,762 with SBNA.

9. Income Taxes

Santander Securities LLC domesticated to Delaware and became a Delaware limited liability company effective as of December 31, 2022. Prior to the domestication, the Company had been a non-U.S. corporation for U.S. federal income tax purposes and filed tax returns on IRS Form 1120-F. Following the domestication, the Company was a U.S. corporation for U.S. federal income tax purposes and is included as a member of an affiliated group, the parent corporation of which is Santander Holding USA, on IRS Form 1120. The domestication was made in connection with a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. The Company maintains the same structure following the domestication as before and will continue the same operations and activities.

Effective January 1, 2024, the Company, formerly a regarded C Corporation, became a single-member limited liability company (SMLLC) of Santander Capital Holdings, LLC and as such is treated as a disregarded entity for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLC's activity that is included in Santander Capital Holdings, LLC's federal and state income tax returns. The Company applies the provisions of ASC 740-10-30-27A to not recognize its share of consolidated current and deferred taxes allocated from the Parent Company. The impact of the change in tax status was reduction to the Company's Deferred Tax

Asset of $17,592,571, a current federal tax adjustment of $(171,390) with a corresponding entry to income tax expense of $17,421,182.

The Company filed income tax returns in Puerto Rico, the US federal jurisdiction and various US states and political subdivisions. At December 31, 2024, the years 2019 through 2022 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2024, the years 2019 through 2023 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company's parent filed consolidated income tax returns in the United States. The intercompany settlement of taxes paid or received is based on a tax sharing agreement which allocates taxes to each entity.

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") under the Securities and Exchange Act of 1934 and has elected to compute its net capital requirement in accordance with the alternative method of the Rule. Under the alternative method the Company is required to always maintain a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2024, the Company had net capital, as defined, of $23,034,340 which was $22,784,340 in excess of its required net capital of $250,000.

11. Clearance Agreements and Guarantees

In 2022 the Company completed a project to change clearing agents from Pershing LLC to National Financial Services LLC (NFS). As part of the transition, the Company incurred contract termination costs of $5,524,354 to terminate previous contractual relationships, some of which were reimbursed by the new clearing agent. Costs incurred for this project were recorded in operating expenses on the income statement. The reimbursement was capitalized on the balance sheet as a deferred contract incentive and will be amortized over the life of the contract of five years. In 2024, the company amortized $1,340,000 in deferred contract incentive.

Under the terms of the Agreement with National Financial Services LLC, the Clearing Broker clear and execute the brokerage transactions on behalf of the Company and its customers on a fully disclosed basis. The Company has agreed to maintain deposits of $250,000 to indemnify NFS for losses that they may sustain from the Company's customers. During 2024, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Clearing Broker have the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have material payments under this arrangement and has not recorded any contingent liability to the financial statements for these indemnifications. During 2024, the Company did not pay any amounts related to these guarantees.

12. Contingencies

SSLLC received a large volume of claims for many years related to customers who invested in Puerto Rican government bonds and closed-end funds, exacerbated by various events including

government bankruptcy proceedings and natural disasters. Given the increased likelihood that claims would not be timely under the FINRA eligibility rules, since Q3 2019, a significant drop off in claims has occurred. The last FINRA claim was received in March 2022.

Since 2022, SSLLC has received four civil actions relating to the Puerto Rican government bonds and closed-end funds. Three complaints relate to dismissed FINRA arbitrations (one that was filed in the United States District Court for the District of Puerto Rico, and two that were filed in the Puerto Rico Court of First Instance). A fourth claim filed in 2023 in the Puerto Rico Court of First Instance, was not the subject of a previously filed FINRA arbitration, but the allegations still related to Puerto Rican government bonds and closed-end funds.

In April 2020, SSLLC was added as a defendant to an ERISA putative class action pending in the United States District Court for the District of Puerto Rico. The complaint alleges SSLLC served as an investment manager to the pension plan. In November 2021, the court denied each of the defendants' motions to dismiss. SSLLC settled in principle with plaintiff, though plaintiff must settle with the other defendants or proceed with the case before the Court approves SSLLC's settlement.

In connection with the PROMESA Title III bankruptcy proceedings for the Commonwealth of Puerto Rico, SSLLC was named in an Adversary Proceeding filed in May 2019 against underwriters for allegedly aiding and abetting breaches of fiduciary duty by the Government Development Bank for Puerto Rico. In 2019, the PR District Court stayed proceedings pending confirmation of the Commonwealth's plan to resolve the debt and guarantee claims against the Commonwealth. In January 2022, the court confirmed the Modified Eighth Amended Title III Plan of Adjustment. Following the lift of the stay, the PR Bankruptcy Trustee (Drivetrain, LLC) filed a second amended complaint (Drivetrain, LLC v. SSLLC, et al.) against 13 PR municipal bond underwriters, including SSLLC, alleging that the bond issuances were void under PR law and constituted fraudulent conveyances. The complaint alleges that the underwriters used close relationships with the government issuers to push illegal bond issuances. Defendants filed a joint motion to dismiss on December 29, 2022 that is still pending.

An adverse result in the matters described above or a significant increase in customer complaints could have a material and adverse effect on the Company.

13. Segment Information

The Company is engaged in a single line of business as an introducing broker-dealer providing securities brokerage services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the parent company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment revenue and significant expenses for the year ended December 31, 2024 are disclosed in the primary financial statements in the Statement of Operations.

The following table presents the other required segment disclosures for the year ended December 31, 2024.

	2024
Other segment disclosures	
Revenues from external customers	$ 70,537,318
Other income	2,735,096
Total revenues	73,272,414
Income tax expense (Note 8)	(17,421,182)
Segment Assets	$ 36,559,724

14. Subsequent Events

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2024 through February 27, 2025, the date the financial statements were issued. Management has determined that there were no events in this period that required disclosure in or an adjustment to the accompanying financial statements.

Supplemental Schedules

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2024

Schedule I
Confidential

Computation of Net Capital	
Total member's equity from statement of financial position	26,205,928
Total member's investment qualified for net capital	26,205,928
Deductions and/or charges	
Prepaid expenses	1,629,263
Other receivables	1,007,700
Total nonallowable assets	2,636,963
Other deductions and/or credits	534,625
Total deductions and/or charges	3,171,588
Other additions and/or allowable credits	
Net capital before haircuts on securities positions	23,034,340
Net capital	$ 23,034,340
Net capital requirement	$ 250,000
Net capital	23,034,340
Excess net capital	$ 22,784,340

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission.

Note: There are no material differences between the preceding audited computation of net capital and the FOCUS filed on January 27, 2025 corresponding schedules in the Company's December 31, 2024, Form X-17A-5, Part II-A filing.

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Computation for Determination of Customer Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

Schedule II

December 31, 2024 **Confidential**

Santander Securities LLC has entered into a clearing agreement (the "Agreement") with National Financial Services LLC ("NFS"). Under the terms of the Agreements, NFS clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis. The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) and as contemplated by footnote 74 of SEC Release No. 34-70073.

pwc

Report of Independent Registered Public Accounting Firm

To the Management and the Board of Directors of Santander Securities LLC

We have reviewed Santander Securities LLC's assertions, included in the accompanying Santander Securities LLC's Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2024, except as described in its exemption report with respect to the following:

Description	Month	Number of Checks
The Company received customer checks and did not promptly transmit to the customer's account at National Financial Services LLC ("NFS") as required by 15c3-3(k)(2)(ii)	Jan-24	4
	Feb-24	1
	Mar-24	1
	Apr-24	2
	May-24	4
	Jul-24	1
	Aug-24	1
	Sep-24	1
	Oct-24	1
	Dec-24	1

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530-5000, F: (617) 530-5001, www.pwc.com

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 27, 2025

Santander Securities

Santander Securities LLC's Exemption Report

Santander Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the year ended December 31, 2024, except as described below:

Description	Month	Number of Checks
The Company received customer checks and did not promptly transmit to the customer's account at National Financial Services LLC ("NFS") as required by 15c3-3(k)(2)(ii)	Jan-24	4
	Feb-24	1
	Mar-24	1
	Apr-24	2
	May-24	4
	Jul-24	1
	Aug-24	1
	Sep-24	1
	Oct-24	1
	Dec-24	1

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception.

Santander Securities

Santander Securities LLC

I, Jonathan Snyder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Chief Financial and Operating Officer, SSLLC

February 27, 2025